J. Nixon Fox nfox@velaw.com
Tel 512.542.8427 Fax 512.236.3216

April 11, 2005	By Messenger

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attention: Mr. Neil Miller

Re:	Perficient, Inc.
Registration Statement on Form S-3 (the “Registration Statement”)
Filed March 7, 2005
File No. 333-123177

Dear Mr. Miller:

     On behalf of Perficient, Inc. (the “Company”), we have filed through EDGAR Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement. Amendment No. 1 reflects all changes made to the Registration Statement. In this letter we submit the following responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the comment letter dated April 5, 2005 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff exactly as it appears in the Comment Letter and provided the Company’s response below.

REGISTRATION STATEMENT ON FORM S-3

General

1.	Please revise to update your incorporation by reference section to include your Form 10-KSB for the year ended December 31, 2004 and please note your requirement to file Part III information to the Form 10-KSB either through a 10-KSB amendment or a definitive proxy statement. For guidance, please refer to Item 12(a)(1) of Form S-3 and Interpretation H.6. of the July 1997 manual of publicly available Division of Corporation Finance telephone interpretations.

     The incorporation by reference section of the Registration Statement has been revised to include the Company’s Form 10‑KSB for the year ended December 31, 2004. It has also been revised to include the 10‑KSB amendment filed by the Company that includes the Part III information to the Form 10‑KSB.

     The Registration Statement has also been revised throughout to update financial information for the year ended December 31, 2004, consistent with the information included

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Securities and Exchange Commission April 11, 2005 Page 2

in the Company’s Form 10-KSB for the year then ended, and to update non-financial information for March 31, 2005. It has further been revised to replace the financial statements for the nine-months ended September 30, 2004 with the financial statements for the fiscal year ended December 31, 2004.

Cover Page

2.	Revise the paragraph following the offering price table on the cover page concerning your overallotment to clarify that 420,000 of the 754,890 shares in the over-allotment option will come from selling shareholders. Further, revise to clarify, if true, that to the extent the full over-allotment amount is not exercised, the underwriters will sell these additional selling shareholders’ shares of common stock on a pro rata basis.

     The cover page has been revised to include this disclosure.

Selling Shareholders, page 52-54

3.	We note your inclusion of AB Holdings, L.L.C. as a selling shareholder who is a non-natural person. Please identify whether this selling shareholder is a broker-dealer or an affiliate of a broker-dealer. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation.

     AB Holdings, L.L.C. is neither a broker-dealer nor an affiliate of a broker-dealer.

4.	If AB Holdings, L.L.C. is an affiliate of a broker-dealer, but this is not an indirect primary offering, you must clearly state in your prospectus:

•	The seller purchased in the ordinary course of business and

•	at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

     AB Holdings L.L.C. is neither a broker-dealer nor an affiliate of a broker-dealer.

Securities and Exchange Commission April 11, 2005 Page 3

     To assist the staff in its review of Amendment No. 1, two copies of such document and this letter are being delivered to you.

     If any member of the staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, or with respect to any other revisions to Amendment No. 1, please contact the undersigned at 512.542.8427 or Beth Ann Dranguet at 512.542.8595.

Sincerely,

/s/ J. Nixon Fox
J. Nixon Fox

cc:	John T. McDonald; Perficient, Inc.
Michael D. Hill; Perficient, Inc.
Kevin Trautner; King & Spalding LLP
William McDonald; Andrews & Kurth LLP